[LETTERHEAD OF CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.]

September 25, 2008

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tabatha Akins, Staff Accountant

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Amended Item 4.02 Form 8-K Filed September 12, 2008 File No. 001-33537

Ladies and Gentlemen:

This letter responds to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that were contained in the Staff’s letter dated September 17, 2008 relating to the above-captioned Amended Item 4.02 Form 8-K filing of China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “we”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amended Item 4.02 8-K

1.
Please refer to your response to our prior comment number one. Please amend your filing to quantify the errors of these items for all periods affected. If you are unable to do so, please tell us and amend your filing to explain why you are unable to provide that information.

We respectfully note your comment. As discussed by our counsel with Ms. Akins on September 23 and 24, 2008, at this time the Company is unable to provide accurate quantification of the accounting errors for each of the periods impacted. As previously disclosed, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) is conducting an independent internal investigation of this matter and Hansen, Barnett & Maxwell, P.C., the independent registered public accounting firm of the Company (“HBM”) is conducting further validation procedures with respect to the Company’s journal entries. The investigation and conduct of these procedures are at a very early stage and until those efforts have progressed substantially, the Company and HBM are not able to provide the requested disclosure without characterizing them as “preliminary and subject to change,” thus creating the risk of providing inaccurate or misleading information. Pending completion of the Audit Committee’s investigation and HBM’s further validation procedures, the Company currently anticipates filing a second amended Form 8-K disclosing the quantification of the accounting errors for each of the periods impacted in late October, 2008.

U.S. Securities and Exchange Commission
September 25, 2008

2.
Upon amending your filing, please include, as an Exhibit, an updated letter from your accountants, Hansen, Barnett & Maxwell, P.C. Please ensure that your former accountants date their letter. Refer to General Instructions to Form 8-K, Item 4.02(c.)

We respectfully note your comment and anticipate including in the second amended Form 8-K filing, as an Exhibit, an updated letter from HBM.

Acknowledgments of the Company

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at +(86) 871-7282698 or Eric M. Lerner of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9494.

Very truly yours,

/s/ Qiong Hua Gao
Qiong Hua Gao
Chief Financial Officer

cc:	Scott S. Rosenblum, Esq. (Kramer Levin Naftalis & Frankel LLP)
Eric M. Lerner, Esq. (Kramer Levin Naftalis & Frankel LLP)
Robert K. Bowen (Hansen, Barnett & Maxwell, P.C.)